05013617

SEC Exemption No: 82-34894

ESCADA

RECEIVED
2005 DEC 30 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

New CFO at ESCADA responsible for finance and controlling

- **Dr. Georg Kellinghusen hands over to Markus Schürholz at the end of 2005**
- **Generational change in ESCADA's Board of Management completed**

SUPPL

Aschheim/Munich, November 30th 2005 – Dr. Georg Kellinghusen will leave the ESCADA AG on December 31st 2005 by best mutual consent as part of the generational change. Dr. Kellinghusen had been board member since 2000 with responsibility for finances, controlling and investor relations. At its meeting today the Supervisory Board of the ladies luxury fashion manufacturer appointed Markus Schürholz (41) as successor to take over on January 1st 2006.

Markus Schürholz joins the ESCADA Group from Douglas-Holding AG, where he had been Finance Director. He holds a MBA-degree and has seen assignments as commercial managing director for national and international business with the ELG Haniel Group and Ratiopharm International GmbH, among others.

With Dr. Kellinghusen handing over to Markus Schürholz the generational change in ESCADA's Board of Management, initiated by the September announcement of the change at the helm of the company, has now been completed. The company founder and CEO, Wolfgang Ley, is set to hand over his position to Frank Rheinboldt on January 31st 2006. Mr. Rheinboldt comes in as former CEO of the ESCADA-own subsidiary PRIMERA AG, whilst Mr. Ley himself will continue working for the Group in a consulting capacity as "Creative Chairman".

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Peter Zühlsdorff, Chairman of ESCADA's Supervisory Board: "Over the last six years Dr. Kellinghusen has made a substantial contribution toward fostering a relationship with ESCADA's stockholders, analysts and banks that is characterized by trust and professionalism. With his open and reliable form of communication he succeeded in maintaining the company's financial solidity even during difficult stages. With Markus Schürholz we have been able to secure a skilled and experienced successor. We are convinced that he will continue in this direction and will also succeed in leaving his own mark on the finance department."

12/30

For more information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
E-mail: info@elsner-kommunikation.de

Investor relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com